EXHIBIT 99.1

Equinox Gold Commences Bermejal Underground Development, Completes Los Filos Community Agreement

VANCOUVER, BC, April 12, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company is commencing development of the Bermejal underground mine, one of the three planned expansion projects at the Los Filos Mine in Mexico. Higher grade ore from the Bermejal underground mine will contribute to increasing production at Los Filos in future years.

In addition, Los Filos has signed an updated social collaboration agreement with the Carrizalillo community, which is similar to the previous social collaboration agreement with a term to April 2025 and certain clarified provisions that will facilitate improved implementation.

Christian Milau, CEO of Equinox Gold, stated: "We are pleased to be commencing Bermejal underground development as the contractor mobilizes over the next few weeks. Bermejal is an important higher grade expansion project that will increase Los Filos annual production. We are also pleased to have reached a collaborative agreement with Carrizalillo that will continue to provide meaningful health, social and economic benefits to the community while ensuring fair and reasonable distribution of benefits for all our local communities and stakeholders."

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the expansion projects underway at Los Filos. When used in this news release, words such as "will", "future years", "continue" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's ability to successfully advance the Bermejal underground mine and other expansion projects at Los Filos and achieve the anticipated benefits, including increased production; and the Company's ability to operate the Los Filos mine without interruption, including by blockade. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in Equinox Gold's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/12/c2489.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 08:00e 12-APR-21